Contact

www.linkedin.com/in/margaret-kocherga (LinkedIn)

Top Skills

Chemistry

Teaching

Dance Education

Languages

English (Native or Bilingual)

Ukrainian (Professional Working)

Russian (Certified Translator) (Native or Bilingual)

Certifications

Progressing Ballet Technique

Venture Deals

Translation English-Russian

Honors-Awards

NSF-GRFP Honorable mention

The Community Service Award

Improving Graduate Student Preparedness for Entering the Workplace Supplement Program

Inorganic Chemistry Award for Undergraduate Research

Louis G. Daignault Award

Publications

Si(bzimpy)2 – a hexacoordinate silicon pincer complex for electron transport and electroluminescence

Accessing New Microporous Polyspirobifluorenes Via a C/Si Switch

HEXACOORDINATE PINCER COMPLEXES AND APPLICATIONS THEREOF

Stepwise Assembly of an Electroactive Framework from a Co6S8 Superatomic Metalloligand and Cuprous Iodide Building Units

Margaret Kocherga, PhD

Founder| Materials scientist for organic electronics| Dancer/ choreographer| TEDx Speaker
Charlotte Metro

Experience

Argonne National Laboratory
Argonne National Laboratory ORISE Fellow & Chain Reaction Innovations Cohort 4 Innovator
August 2020 - Present (2 years 9 months)
Chicago, Illinois, United States

Oak Ridge Institute for Science and Education Fellow and Cohort 4 Innovator

in the Chain Reaction Innovations program at Argonne National Laboratory.

Margik
Founder and CEO
November 2019 - Present (3 years 6 months)
Charlotte, North Carolina Area

Light and Charge Solutions, LLC
Entrepreneur Lead for startup: Light and Charge Solutions, LLC
February 2019 - Present (4 years 3 months)
United States

Gaston Dance Theatre
Dance teacher
September 2013 - Present (9 years 8 months)
Gastonia, NC

Dance teacher/ choreographer

Styles: ballet, ballrom/Latin, beginner tap, gymnastics for dancers, acrobatics

for dancers, conditioning

volunteer

Split Second Sound
Assistant DJ
April 2012 - Present (11 years 1 month)

volunteer

University of North Carolina at Charlotte

Synthesis and Optoelectronic Properties of Benzodithiophene-Based Conjugated Polymer with Hydrogen Bonding Nucleobase Side Chain Functionality

4 years 1 month

Graduate Research Assistant

November 2016 - August 2020 (3 years 10 months)

Working on project "Organics/inorganic hybrid materials for electronic device applications" in Dr. Schmedake's lab.

Graduate Teaching Assistant

August 2016 - May 2018 (1 year 10 months)

Teaching, preparing lectures, and grading for general chemistry I labs and nursing chemistry I labs.

STEM conference 2017

Presented polymer kit

2017 - 2017 (less than a year)

New Attitude Performing Arts Center

Dance Teacher

October 2014 - July 2016 (1 year 10 months)

Rock Hill, SC

Ballet teacher

UNC Charlotte

Undergraduate Assistant, Chemistry

August 2015 - May 2016 (10 months)

Quantitative Analysis and Physical Chemistry laboratory assistant. Fundamentals of Chemistry, Physical Chemistry and Survey of Physical Chemistry grader

Championz Cheer and Dance

Senior dance teacher

July 2012 - June 2015 (3 years)

Matthews, NC

Senior dance teacher/ choreographer/ staff interviews

Styles: ballet, modern, contemporary, jazz, lyrical, beginner acro, beginner tap, beginner-intermidiate hip hop

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Education

University of North Carolina at Charlotte

Doctor of Philosophy (Ph.D.), Nanoscale science · (2016 - 2020)

University of North Carolina at Charlotte

Bachelor's Degree, Chemistry · (2014 - 2016)

Central Piedmont Community College

Associate of Science (AS), Chemistry · (2010 - 2013)